FORWARDLY, INC.

3535 Executive Terminal Drive

Henderson NV 89052

January 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Attn:	Nicholas Nalbantian

Re:	File No. 333-276129

Dear Mr. Nalbantian,

Forwardly, Inc. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-276129), filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2023, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Ernest Stern of CM Law PLLC at (202) 580-6500.

Very truly yours,

/s/ George Sharp

George Sharp
President and CEO

Cc:	Ernest Stern, CM Law PLLC